Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Acknowledges Application for Judicial Review
Regarding Provincial Environmental Assessment
Approval for Wheeler River

Toronto, ON – November 4, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) acknowledges an application for judicial review (the “Application”) filed in the Court of King’s Bench for Saskatchewan by the Peter Ballantyne Cree Nation (“PBCN”) against the Government of Saskatchewan and the Company.

Pursuant to the Application, PBCN seeks an order setting aside the Provincial Ministerial approval under The Environmental Assessment Act (Saskatchewan) allowing Denison to proceed with the construction of a new uranium mine and processing plant at the Wheeler River Project (the “Project”) and remitting the decision back to the Saskatchewan Minister of the Environment for reconsideration. The Application asserts that the Government of Saskatchewan breached its duty to consult with PBCN and is required to further consult with PBCN regarding the Project.

Denison has undertaken and continues to undertake extensive and impactful Indigenous engagement and consultation efforts with respect to the Project. Denison further believes the Government of Saskatchewan undertook a thorough and meaningful consultation process in advance of the Project’s Ministerial approval.

PBCN was provided with an opportunity to review the draft Environmental Impact Statement for the Project starting in November 2022, and Denison has directly engaged with PBCN since March 2023, when Denison first became aware of PBCN’s interest in the Project. Denison was not made aware of PBCN’s intention to seek a judicial review and recently executed an environmental monitoring and capacity agreement with PBCN to support their independent environmental monitoring activities.

Denison is committed to reconciliation and works hard to listen to the perspectives of various interested parties, including PBCN, with whom Denison intends to maintain open communication. We value Indigenous knowledge and insight, and have sought to incorporate Indigenous knowledge into our Project planning processes, to ensure that our activities are designed to minimize impacts, wherever possible.

With respect to the Application, Denison denies the claims made, and intends to refute several of the factual statements and vigorously defend against the orders requested.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for ISR mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. More information on the studies is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023, with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Based on the respective studies, both deposits have the potential to be competitive with the lowest-cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval of the project’s EA received from the Province of Saskatchewan and CNSC hearing dates set in the fall of 2025 for Federal approval of the EA and project construction license.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at the McClean North deposit via the MLJV's SABRE mining method having commenced in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates         (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith          (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)    @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes ‘forward-looking information’ within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this press release contains forward-looking information pertaining to the following: expectations regarding regulatory reviews, processes and approvals, and the continuity of its agreements with its partners and third parties.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.